Exhibit 7.1

Hennion & Walsh, Inc.

Directors

Richard Hennion

William Walsh

Phillip Fitzsimmons

Wendy Wurst

Officers

Richard Hennion, Executive Vice President

William Walsh, President

Phillip Fitzsimmons, Chief Compliance Officer

Kevin Mahn, Managing Director

Wendy Wurst, Principal Financial Officer

Robert Vallone, Principal Accounting Officer

William Hennion, Vice President

Stephen George Kowalski, Vice President